Asserting Leadership as Offshore Goes Mainstream



COGNIZANT TECHNOLOGY SOLUTIONS ANNUAL REPORT 2001

About Cognizant Technology Solutions

Cognizant Technology Solutions (Nasdaq: CTSH) is a leading provider of custom software development, integration and maintenance services that link e-business with core information systems for companies worldwide. Cognizant operates under a high-quality, high-value onsite/offshore model that enables better, faster and more cost-effective development and deployment of large-scale systems across a wide range of transaction-intensive business needs.

Its 3,900 employees are committed to partnerships that sustain long-term, proven value in order to win in today's global marketplace. Cognizant was listed as one of the "Best Small Companies in America" by *Forbes* and as the top solutions provider and one of the top 200 "Hot Companies" by *Business Week*. Cognizant has been assessed at SEI/CMM Level 5, the highest possible rating.

Cognizant Technology Solutions has built its reputation by providing superior IT services and solutions that give clients a competitive edge in running their business. In 2001, more companies than ever before responded to our reputation for quality and our Company's compelling offshore value proposition, resulting in another record-breaking year for Cognizant. No longer merely a side option for pioneering CIOs, offshore IT outsourcing moved into the mainstream, becoming a core strategy for large corporations during 2001. In addition, high quality offshore services became even more appealing, due to the heightened focus on the bottom line. As a result, many Blue Chip companies set out to engage long-term strategic partners for their large-scale offshore outsourcing needs. Cognizant emerged as one of only a handful of vendors able to handle these large IT deployments.

Cognizant is asserting leadership in offshore IT services by continually raising the bar for quality, speed, value, and range and depth of expertise. Moreover, we are the only company in our industry that helps its clients achieve real business change, by offering complete business solutions that substantially lower cost structure and improve business performance. These strengths, combined with our state-of-the-art infrastructure, human and financial resources, and strategic alliances, position us to not only reap the rewards from the growing mainstream acceptance of offshore, but also to act as a catalyst for that acceptance.

Revenue
(in thousands)


$177,778
$137,031
$88,904
$58,606
$24,744
1997
1998
1999
2000
2001

Operating Income
(in thousands)


$35,620
$26,128
$16,645
$8,918
$2,129
1997
1998
1999
2000
2001

Asserting Our Strength

Our financial results for 2001 reflect the success of a company that has asserted leadership in a fast-growing industry. We have achieved this success not only by expanding our client roster, but also by deepening our relationships with existing clients, which generates significant recurring revenue and provides us with excellent revenue visibility. Revenue for 2001 increased 30 percent to a record $177.8 million from $137.0 million for 2000. About 80 percent of our revenue comes from long-term clients who have been with Cognizant at least one year. Pro forma net income, which excludes the effect of a one-time, non-cash, after-tax charge, increased 32 percent to $23.4 million, or $1.15 per diluted share for 2001, from $17.7 million, or $0.87 per diluted share for the prior year. The one-time charge related to an impairment loss of a venture capital investment. Net income for 2001, inclusive of the one-time charge, rose to a record $22.2 million, or $1.09 per diluted share, from $17.7 million, or $0.87 per diluted share for 2000. In addition, we continued to improve margins in 2001 by maintaining our focus on winning larger contracts and selling high-end services to our newer clients.

Shareholders' Equity
(in thousands)


$98,792
$66,116
$45,461
$32,616
$3,419
1997
1998
1999
2000
2001

Employees


3,926
3,164
2,220
1,560
990
1997
1998
1999
2000
2001

Our strong balance sheet remains a testament to our philosophy of responsible financial management. No debt, significant cash flow and approximately $85 million in cash as of December 31, 2001, mean that Cognizant has the financial freedom to expand its operations to accommodate future growth, without compromising our Company's underlying financial strength.

Typical Client Partnerships

Coors

- *Customer since 2001*
- *We provide Coors with e-business solutions.*
- *Coors uses Cognizant to help reduce costs while increasing quality – key components of delivering a great product at the right price.*

RadioShack. CORPORATION

- *Customer since 2000*
- *Cognizant has worked with RadioShack on many projects, including its award-winning "Forcefeed" inventory-management application.*
- *The 7,200-store chain relies on Cognizant to control IT support costs and support development of supply chain initiatives.*
- *Cognizant helps RadioShack use IT in new and innovative ways to help serve customers better.*

FIRST DATA

- *Customer since 1997*
- *First Data is a leader in electronic payments.*
- *The services we provide ensure that they are cost efficient in a very competitive industry.*

There are a number of factors fueling our growth. During 2001, Cognizant significantly increased the size and overall quality of its active customer base – about 70 percent of our revenue now comes from Fortune 1000 companies. In 2001, we competed for more than 30 long-term IT outsourcing partnership opportunities with Fortune 1000 corporations, and we were selected as a strategic partner for 58 percent of these deals. This is a particularly impressive win rate, since these deals typically involve the leading offshore competitors as well as leading domestic companies with offshore capabilities. The strong market for application management and a high win rate drove our results – revenue from application management increased 43 percent for the year. Moreover, since many of these new strategic partnerships are with large customers and are in their early stages, we expect continued growth from them in the future.

Our ability to quickly ramp up our staff, which we demonstrated during 2001 with a 25 percent increase in our headcount, and our reputation for delivering quality, value and speed elevated our standing in the industry. We recently won contracts from such prestigious names as MetLife, General Motors, RadioShack, UnitedHealth Group, Providian Financial Corp., and several other industry leaders. In addition, we have continued to expand our relationship with many of our established customers.

Our growth strategy is multi-faceted, concentrating not only on increasing the number of clients – especially in our key vertical markets, but also on enhancing the quality of those relationships by building up our strength in industry-specific solutions and technology competencies. Our vertical strategy enables us to provide industry-specific expertise to companies in such areas as financial services, insurance, banking, media, information services, healthcare, retail, manufacturing and telecommunications. This diversification proved extremely valuable during 2001, because it enabled us to more than offset the weakness of certain industries with the strength of others. We are committed to adding new verticals in other IT-reliant industries and increasing our penetration in verticals in which we have already achieved critical mass. By enhancing our technology strength during 2001, we increased the range and depth of capabilities that can be applied across all of our vertical markets to help our clients achieve stronger top-line and bottom-line results. This approach makes Cognizant not just valuable, but invaluable as a strategic technical and business solutions partner with the experience, capabilities and intellectual resources to take on large, end-to-end projects.

The success of our strategy is evident not only from our financial results, but also from the amount of independent recognition we received during 2001. Cognizant topped a Forrester Research report as a "Pivotal Offshore Provider" and ranked in the top five on a list of "Smart 100" companies by IT-services magazine *SmartPartner*. Moreover, four of our clients were nominated for the prestigious Computerworld and Smithsonian Honors Program for the work we did with them. This program recognizes leaders of the information technology revolution. The attributes that earned us this recognition also helped us move up two slots in 2001 to number six on India's National Association of Software Service Companies' list of largest software-services exporters.

Offshore Goes Mainstream

Cognizant's deep industry expertise makes us uniquely qualified to sharpen the competitive edge of leading companies in a variety of industries.

CUSTOMER BENEFITS

- Increased Quality
- Lower Cost
- Quicker Time to Market

Industry expertise includes:

- Banking
- Insurance
- Financial Services
- Information Services & Media
- Telecommunications
- Healthcare
- Retail, Manufacturing, Transportation & Logistics

Redefining the Value Proposition

Cognizant was able to make such meaningful progress during 2001, despite the difficult global economic environment, because our compelling value proposition addresses every aspect of the value equation for application management, development and integration work. With Cognizant's onsite/offshore model, projects are completed by tightly integrated teams – 30 percent of which work at the client site and 70 percent of which work at our state-of-the-art development centers in India. Our onsite/offshore model allows clients to save money and complete IT projects faster because of the 24x7 "follow the sun" work cycle. Cognizant delivers the highest quality software services, and all of our processes and industry solutions are assessed at SEI/CMM Level 5 by an independent organization. Onsite Cognizant associates work seamlessly with our clients' own IT staff, using proven metrics to assess the details and complexity of their requirements and identify the ways in which our business model will help them achieve the greatest quantified savings.

Cognizant now goes much farther than other offshore companies in its application management services to ensure that clients receive their desired results by helping them with change management; taking their personnel, if needed; and performing portfolio analysis to identify all systems suitable to offshore and uncover opportunities for infrastructure cost savings through consolidation or re-platforming. In typical large-scale application outsourcing assignments, Cognizant has cut costs for customers by 50 percent, while increasing system stability by 55 percent. With our sophisticated processes, Cognizant can transfer knowledge and move more work offshore faster than our competitors, which results in greater savings for customers. The quality of our services combined with the benefits of low cost, better speed to market and domain expertise gives Cognizant the power to develop its relationships with application management clients to include our innovative development and integration services.

We further strengthened our development and integration services last year by extending our Enterprise Consulting Practice – a key strategic focus for us in 2002 – enabling Cognizant to take end-to-end responsibility for delivering complex, large-scale projects that drive substantial improvement in business performance. In fact, our Company has executed some of the largest development and integration projects in the industry and unlike our offshore competitors, Cognizant focuses exclusively on business applications. This has allowed us to position ourselves higher on the value chain of premium service providers by helping our customers deploy the right business and IT strategies to further their growth and solve their business problems, thus maximizing their return on their technology investment. In addition, it differentiates us from our offshore competitors and helps us to effectively compete against the "Big Five" and other leading domestic consultants. As the economy improves, we see tremendous revenue potential for such higher-rate, higher-margin services.

The Enterprise Consulting Practice adds to Cognizant's value proposition by helping clients select and integrate technology. It consists of the architecture, strategy and consulting practice; e-business; data warehousing; Customer Relationship Management (CRM) and Enterprise Resource Planning (ERP), and several other competencies. For example, our CRM practice works with clients on strategies to boost revenue by increasing their sales, achieving cross-selling goals and improving customer satisfaction. The expertise of our CRM practice leadership combined with our innovative suite of services and valuable strategic alliances with the leading CRM technology innovators and the world's leading provider of e-business application software give Cognizant a powerful set of cutting-edge capabilities to attract new clients and deepen our relationship with established clients across our key verticals.

Global Services

Dedicated Competency and Solution Centers position Cognizant higher on the value chain.

As an example of the value of adding new technology capabilities and confirming the strength of our CRM practice, we won an end-to-end CRM assignment with a multi-billion dollar pharmaceutical firm.


Enterprise Consulting Practice
COMPETENCY CENTERS
Java Enterprise Platforms
Microsoft and Web Services
Digital Security and Forensics
Program Management
Enterprise Application Integration
Legacy Restoration and Transformation
Content Management
Digital Asset Management
Mobile Commerce
User Centric Design
SOLUTION CENTERS
e-Business
CRM
ERP
Data Warehousing and Business Intelligence
Technology Architecture and Strategy
SOS Services
e-Testing
Content and Design Services

We developed a CRM strategy aligned with their overall business objectives, and built and implemented a system to accomplish these objectives. The CRM system is state-of-the-art and will eventually bring together sales, marketing and service on one platform. This business-critical project is driven by the client's CEO and CIO, and is a core part of the client's next-generation business architecture. We won this assignment against nine competitors, including several of the "Big Five", based on our CRM and healthcare domain expertise.

Progress From the Inside Out

Cognizant's success is a product of careful strategic planning and the dedication, innovation and hard work of our 3,900 employees – the people who execute our ambitious plans to consistently deliver the value, speed and quality that cements our client relationships. In recognition of their integral role in the success of our Company, Cognizant offers a dynamic workplace environment that encourages employee growth and advancement. The Cognizant Academy, our in-house corporate university, is an excellent example of this. The Academy offered nearly 46,000 person-hours of technical training in 2001 and an array of programs to advance the personal, managerial and cross-cultural skills of our associates.

The Cognizant Academy is one of many reasons that we are considered an employer of choice in India, as rated by students at the leading universities, and increases our ability to attract exceptional people. Cognizant's employees are the most satisfied employees in India's competitive IT service industry – a factor that is crucial to a company's overall performance – according to IDC India's "Best Employer Survey". Our Company also measures employee satisfaction in an annual survey conducted by the Hay Group – the most recent of which indicated that our employees, who have always expressed a very high level of overall satisfaction, are more satisfied with Cognizant than they have ever been before. High employee satisfaction not only helps us attract and retain India's top IT talent, but also motivates our employees to deliver the type of outstanding service that results in Cognizant's consistently high level of customer satisfaction. IDC India, which evaluated 150 Indian IT companies on 16 parameters, also concluded that Cognizant has the best facilities and resources, including connectivity, project development facilities and high bandwidth into customer systems. In addition, Cognizant has strong, established relationships with India's top academic institutions, providing us with a reliable pipeline of superior IT talent, which allows us to respond to demand by ramping up our staff quickly with the best people.

The strength of our corporate culture is a key differentiator for Cognizant that gives us a significant competitive edge in our industry and makes the Cognizant business model difficult to replicate.

Our focused and innovative sales and marketing teams continued to build recognition of Cognizant among prospective clients and to increase appreciation for Cognizant's highly effective onsite/offshore business model by spearheading a number of successful initiatives during 2001. The Cognizant Community, our unique customer conference, and our other thought-leading events give CIOs and CTOs the valuable opportunity to benefit from each other's experience and ideas. The attendance at our events is impressive, and 100 percent of last year's Cognizant Community participants stated that they plan to return to this year's event, indicating that Cognizant is right on track in terms of responding to the needs of the IT community.

Our rapid growth in staff, and the steep increase in the size and number of client projects spurred us to boost our investment in infrastructure last year. During 2001, we launched the construction of three state-of-the-art, company-owned technocomplexes, which will accommodate approximately 6,000 employees in Calcutta, Chennai and Pune. We recently opened the Pune center – a modern seven-story structure, built to support new clients for application outsourcing and high-value engagements.

Leading the Way Into the Future

The outlook for offshore services is extremely positive. Forrester Research predicts that the percentage of IT budgets going to offshore firms will more than double by 2003 to 28 percent. Empowered by dedicated, highly capable employees, strong client relationships and the support of our shareholders and the financial community, we will continue to assert our leadership as the mainstream acceptance of offshore continues to grow.

Sincerely,

Wijeyaraj Mahadeva
Chairman and Chief Executive Officer

Lakshmi Narayanan
President and Chief Operating Officer

Wijeyaraj Mahadeva
Chairman and
Chief Executive Officer





Lakshmi Narayanan
President and
Chief Operating Officer



The information needs and compliance requirements of the healthcare industry are more intense than ever before, demanding a greater technology investment and significantly increasing the importance of offshore IT partnerships for the industry's leading healthcare companies. Cognizant's healthcare solutions combine deep industry knowledge, proven methodologies and proprietary tools that enable IT-intensive healthcare organizations to conquer the unique challenges of their industry and compete on a higher level.

Cognizant's healthcare practice, comprised of more than 650 consultants with domain and technology expertise, helps leading managed-care organizations, providers and pharmaceutical companies cut operating costs; boost efficiency, speed and responsiveness; develop new market opportunities; and remain compliant with increasingly demanding government regulations, including HIPAA. Our Company has implemented a large number of core managed-care systems over the past three years, enabling payors to deliver better service and realize a higher rate of member satisfaction – key components of their success. Moreover, the demand for our implementation services is growing, due to both industry need and our unmatched expertise in products and related technologies, such as Facets®, the leading managed-care application from TriZetto®. We implemented more managed-care systems over the past year than in all previous years combined. Our extensive implementation experience includes work for leading HMOs, commercial and Blue Cross Blue Shield health plans, and Third Party Administrators, and securely positions Cognizant in the best-of-class category.

More than 25 healthcare organizations benefit from Cognizant's triple advantage of quality, value and speed, including a leading managed-care and traditional health-plan provider in the Northeast; The Regence Group, a close affiliation of Blue Cross and/or Blue Shield companies in Oregon, Washington, Utah and Idaho, which together serve some three million members; The UnitedHealth Group, an innovative leader in the health and well-being industry, serving more than 38 million Americans; Lifeguard, a leading independent health-plan provider in Northern California; and Intermountain Health Care, the nation's top-rated integrated healthcare system. These companies recognize Cognizant as a long-term partner with the right business model, industry knowledge and technical expertise to consistently deliver outstanding results that enhance their growth prospects and increase their efficiency.

LIFEGUARD, INC.

"We chose Cognizant as our development partner for several reasons: technical expertise, healthcare knowledge, Facets® experience, and solid reputation. They have not disappointed."

Mike Reandeau
Senior Vice President, Operations
Lifeguard, Inc.

A LARGE HEALTHCARE PAYOR

"Managing HIPAA with day-to-day business and other initiatives can be very complex and problematic, but with Cognizant's HIPAA-specific project-planning and remediation services, we are on our way to achieving compliance and all of the benefits that go along with it, including greater ROI, and smoother and more efficient processing and communications."

Thomas A. Druby
Chief Information Officer
At a leading healthcare company in the Northeast





METLIFE

"Our relationship with Cognizant ensures us access to a large and diverse pool of skills that leverages the capabilities of our own IT staff. In this way, we are able to enhance MetLife's leadership position by using technology to better serve our customers and grow our business."

Daniel J. Cavanagh
Executive Vice President of IT
MetLife



Because industry-leading insurance companies are so information-reliant and IT-intensive, offshore partnerships have become integral to their IT strategy, particularly since they are expected to do more with flat budgets. Cognizant, the industry leader in Offshore Development Centers (ODCs) for large insurance companies, provides an end-to-end suite of solutions that speeds ROI for insurers by differentiating them from their competitors with high quality, cost-efficient application management and development. Cognizant's practice for insurance has over 450 consultants whose experience in insurance IT, and expertise in a wide range of cutting-edge technologies and platforms, and in systems consolidation, enables large insurance companies to boost their competitive edge by operating faster and more efficiently to serve their customers better.

Cognizant provides customized, innovative solutions for many of the insurance industry's most crucial needs and processes. Our Company's Underwriting Solutions help build systems that facilitate the automation of the underwriting process, improving the ability of insurers to apply pricing rules more consistently to achieve a superior bottom line. Our Agency and Channel Management Solutions help insurers build effective partner relationship management systems that drive down the cost of managing agent and independent broker relationships while providing more responsive and consistent service. The Claims Processing Solutions we build automate a traditionally paper-intensive process, thereby dramatically lowering the cost of doing business. Cognizant is responsible for systems that process millions of transactions daily. In addition, as the industry leader in ODCs, Cognizant delivers flexibility, cost efficiencies and high quality on a massive scale to large insurance companies, helping them to operate better, cheaper and faster.

Cognizant's onsite/offshore model and global insurance practice offer all of the advantages sought by the top companies in the insurance industry. The strongest evidence of this is our Company's growth momentum in the industry, both in terms of new client wins and expanded relationships with established clients. Cognizant boasts an impressive client list of insurance powerhouses, including CGNU, the sixth largest insurance group in the world; MetLife, a leading U.S. provider of insurance and financial services with operations in 13 countries; and Royal & Sun Alliance USA, a leading property/casualty insurer.

ROYAL & SUN ALLIANCE USA

"We are extremely selective about the companies with which we form a relationship, but Cognizant completely won us over with their ability to work seamlessly with our in-house IT team, their outstanding quality of work, their success at realizing significant cost efficiencies for our company, and their resourceful and proactive nature."

Betty Higby
CIO, Personal Insurance Division
Royal & Sun Alliance USA



The relationship between the financial services industry and technology is symbiotic. Technology revolutionizes the financial industry, while the information and processing needs of the industry drive the development of new technologies. With the demand for systems outpacing the growth of IT budgets, it is no wonder that spending on external service providers by the financial services industry is estimated to grow at a 9.5 percent CAGR through 2005, according to Gartner. Cognizant's financial services expertise with our experienced staff of over 500 industry-savvy IT professionals offers quick response and a compelling value proposition. We deliver fast, innovative and competition-enhancing solutions to an industry that thrives on speed, efficiency and bottom-line results.

Cognizant's growing list of financial services clients include the prestigious two-centuries-old Philadelphia Stock Exchange; First Data Corporation, the world leader in electronic commerce and payment services; PNC Bank, one of the nation's largest financial services companies; and two of the world's largest money center banks.

PHILADELPHIA STOCK EXCHANGE

"Since 1999, Cognizant has worked on a number of projects with us, including application maintenance and reengineering, and we consider offshore to be a mainstream outsourcing option for us now. Cognizant has gained a deep understanding of our systems and has been able to add a lot of value."

Tom Wittman
Senior Vice President of Development
Philadelphia Stock Exchange



FIRST DATA

"We consider Cognizant as a partner to First Data; they have a solid understanding of our business and contribute in ways that will ensure our success – both today and tomorrow. Their reliability, responsiveness and quality have made them an integral part of our Information Technology strategy."

Doug Kelly
Executive Vice President
First Data Merchant Services

INDEX TO FINANCIAL REVIEW

OVERVIEW

The Company delivers high-quality, cost-effective, full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business. These IT services are delivered through the use of a seamless on-site and offshore consulting project team. The Company's service offerings include:

- application development and integration;
- application management; and
- re-engineering.

During 1996, the Company made a strategic decision to attract customers that were not affiliated with Cognizant Corporation or any of the former affiliates of The Dun & Bradstreet Corporation (its former parents). As a result of the implementation of this strategy, the Company has successfully transitioned from a company primarily serving affiliated customers to a company whose customer base now consists primarily of unaffiliated third parties. For example, revenues derived from customers not currently or previously affiliated with The Dun & Bradstreet Corporation, Cognizant Corporation, IMS Health, and any of their respective subsidiaries grew from $50.5 million, or 56.8% of revenues, in 1999 to $92.3 million, or 67.4% of revenues, in 2000 and to $129 million, or 72.3% of revenues in 2001. Approximately 43.2%, 32.6% and 27.7% of the Company's revenues in 1999, 2000 and 2001, respectively, were generated from current and former affiliates including approximately 16.7%, 10.4% and 10.6%, respectively, from IMS Health and its current subsidiaries.

The Company has derived and believes that it will continue to derive a significant portion of its revenues from a limited number of large third-party customers. During 1999, 2000 and 2001, the Company's five largest customers (other than IMS Health and its current subsidiaries) accounted for 44.9%, 34.5% and 28.5% of revenues, respectively. In 1999, IMS Health and First Data Corporation accounted for more than 10.0% of revenue. In 2000 and 2001, IMS Health accounted for more than 10.0% of revenues. The volume of work performed for IMS Health and its subsidiaries and other customers is likely to vary from year to year. Major customers, whether affiliated or unaffiliated, in one year may not provide the same level of revenues in any subsequent year.

The tragic events of September 11, 2001 have significantly impacted our travel industry customers, which represent approximately 5% of revenues. In addition, we expect short-term logistical delays in launching new initiatives for existing and new customers. There is no evidence that these events have changed our customers' strategy of doing business in India.

Prior to fiscal 2000, Year 2000 compliance services were an important element of the Company's service offerings. Approximately 15.6% and 0.4% of the Company's revenues were derived from Year 2000 compliance services in 1999 and 2000, respectively. The Company believes that it has successfully utilized its Year 2000 compliance expertise to establish new client relationships and to deepen its relationships with existing customers. The knowledge of customers' systems gained while performing Year 2000 compliance services gave the Company a competitive advantage in securing additional application development and application management projects for such customers.

Application development and integration services represented approximately 32.3%, 46.1% and 42.9% of revenues in 1999, 2000 and 2001, respectively. Application management services accounted for 44.0%, 47.0% and 51.8% of revenues in 1999, 2000 and 2001, respectively.

The Company's services are performed on either a time-and-materials or fixed-price basis. Revenues related to time-and-materials contracts are recognized as the service is performed. Revenues related to fixed-price contracts are recognized using the percentage-of-completion method of accounting. Under such method, the sales value of performance, including earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated contract cost. Estimates are subject to adjustment as a project progresses, to reflect changes in expected completion costs. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the financial reporting period in which the change in the estimate becomes known. Additionally, any anticipated losses are recognized immediately. Since the Company bears the risk of cost over-runs and inflation associated with fixed-price projects, the Company's operating results may be adversely affected by changes in estimates of contract completion costs.

The majority of the Company's revenues are earned within North America. Revenues outside of North America totaled $17.7 million, $22.1 million, and $25.4 million in 1999, 2000, and 2001, respectively, based upon where the customers are located. Revenues from customers located outside of North America have been generated primarily in the United Kingdom and Germany. As a percentage of revenues, revenues outside of North America represented 19.9%, 16.1% and 14.3% in 1999, 2000 and 2001, respectively. The primary denomination for invoices issued by the Company is U.S. dollars, with the exception of invoices issued in Canada, Germany and the United Kingdom. Invoices issued in Canada, Germany and the United Kingdom are issued in local currency. Gains and losses as a result of fluctuations in foreign currency exchange rates have not had a significant impact on historical results of operations.

Critical Accounting Policies, Estimates and Risks

Financial Reporting Release No. 60, which was recently released by the Securities and Exchange Commission, requires all companies to include a discussion of critical accounting policies or methods used in the preparation of financial statements. Note 2 to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Company's Consolidated Financial Statements. The following is a brief discussion of the more significant accounting policies and methods used by the Company.

In addition, Financial Reporting Release No. 61 was recently released by the SEC to require all companies to include a discussion to address, among other things, liquidity, off-balance sheet arrangements, contractual obligations and commercial commitments.

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period.

On an on-going basis, the Company evaluates its estimates. The most significant estimates relate to the allowance for doubtful accounts, reserve for warranties, reserves for employee benefits, income taxes, depreciation of fixed assets and long-lived assets, contingencies and litigation and the recognition of revenue and profits based on the percentage of completion method of accounting for fixed bid contracts. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

All of the Company's software development centers, including a substantial majority of its employees are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic conditions. To date, the Company has not engaged in any hedging transactions to mitigate its risks relating to exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

Revenue Recognition. The Company's services are entered into on either a T&M or fixed-price basis. Revenues related to T&M contracts are recognized as the service is performed. Revenues related to fixed-price contracts are recognized as the service is performed using the percentage-of-completion method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. Fixed price contracts are cancelable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms. The Company issues invoices related to fixed price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. A reserve for warranty provisions under such contracts, which generally exist for ninety days past contract completion, is estimated and accrued during the contract period.

Foreign Currency Translation. The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For the Company's Indian subsidiary ("CTS India"), the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between CTS India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in other income.

Allowance for Doubtful Accounts. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Income Taxes. The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and on-going prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Additionally, the Company provides deferred taxes on the earnings of its Indian subsidiary based on the assumption that those earnings will be repatriated. Should the Company subsequently be unable to repatriate such earnings based on regulatory or other factors, or decide not to repatriate these or future earnings, an adjustment to the deferred tax liability account would be credited to income in the period of such determination.

RESULTS OF OPERATIONS

The following table sets forth for the periods indicated certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,		
	1999	2000	**2001**
Total revenues	100.0%	100.0%	**100.0%**
Cost of revenues	51.9	51.4	**51.1**
Gross profit	48.1	48.6	**48.9**
Selling, general and administrative expenses	25.9	26.2	**25.3**
Depreciation and amortization expense	3.4	3.3	**3.6**
Income from operations	18.8	19.1	**20.0**
Other income (expense):			
Interest income	1.4	1.9	**1.4**
Impairment loss on Investment	–	–	**(1.1)**
Other income (expense)	–	(0.4)	**(0.4)**
Total other income (expense)	1.4	1.5	**(0.1)**
Income before provision for income taxes	20.2	20.6	**19.9**
Provision for income taxes	(7.6)	(7.7)	**(7.4)**
Net income	12.6%	12.9%	**12.5%**

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue. Revenue increased by 29.7%, or $40.7 million, from $137.0 million during 2000 to $177.8 million in 2001. This increase resulted primarily from a $27.7 million (42.9%) increase in application management and a $13.5 million (18.8%) increase in application development and integration, partially offset by an approximately $0.5 million (100.0%) decrease in Year 2000 compliance services. The Company provides services through T&M and fixed bid contracts. Over the course of the last three years fixed bid contracts have increased as a percent of revenues from 15.0% in 1999 to 15.1% in 2000 to 23.9% in 2001.

Sales to related parties on a year-over-year basis were relatively stable at 10.6% in 2001 compared to 10.4% in 2000. For statement of operations purposes, revenues from related parties only include revenues recognized during the period in which the related party was affiliated with the Company. During 2001 and 2000, no third party accounted for greater than 10% of revenues.

Gross profit. The Company's cost of revenues consists primarily of the cost of salaries, payroll taxes, benefits, immigration and travel for technical personnel, and the cost of sales commissions related to revenues. The Company's cost of revenues increased by 29.0%, or $20.4

million, from $70.4 million during 2000 to $90.8 million in 2001. The increase was due primarily to the increased cost resulting from the increase in the number of the Company's technical professionals from approximately 2,800 employees at December 31, 2000 to approximately 3,470 employees at December 31, 2001. The increased number of technical professionals is a direct result of greater demand for the Company's services. The Company's gross profit increased by 30.5%, or approximately $20.3 million, from approximately $66.6 million during 2000 to $86.9 during 2001. Gross profit margin increased from 48.6% of revenues during 2000 to 48.9% of revenues in 2001. The increase in such gross profit margin was primarily attributable to a continued shift toward higher margin fixed bid contracts and a lower incentive compensation accrual in 2001 as compared to 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses consist primarily of salaries, employee benefits, travel, promotion, communications, management, finance, administrative and occupancy costs. Selling, general and administrative expenses, including depreciation and amortization, increased by 26.8%, or $10.8 million, from $40.5 million during 2000 to $51.3 million during 2001, and decreased as a percentage of revenue from approximately 29.5% to 28.9%, respectively. The increase in such expenses in absolute dollars was due primarily to expenses incurred to expand the Company's sales and marketing activities and increased infrastructure expenses to support the Company's growth. The decrease in such expenses as a percentage of revenue was primarily due to the increased revenues that have resulted from the Company's expanded sales and marketing activities in the current and prior years.

Income from Operations. Income from operations increased 36.3%, or approximately $9.5 million, from approximately $26.1 million during 2000 to $35.6 million during 2001, representing approximately 19.1% and 20.0% of revenues, respectively. The increase in operating margin was primarily due to a continued shift toward higher margin fixed bid contracts and a lower incentive compensation accrual in 2001 as compared to 2000.

Other Income/Expense. Other income/expense consists primarily of interest income offset, by foreign currency exchange losses and, in 2001, an impairment loss on an investment. Interest income decreased by approximately 5.6%, from $2.6 million during 2000 to $2.5 million during 2001. The decrease in such interest income was attributable primarily to lower interest rates, offset, in part, by higher operating cash balances. The Company recognized a net foreign currency exchange loss of approximately $767,000 during 2001, as a result of the effect of changing exchange rates on the Company's transactions. The Company recognized an impairment loss on its investment in Questra Corporation ("Questra") of approximately $2.0 million during the fourth quarter of 2001 in recognition of an other than temporary decline in value. The impairment loss was based upon an implied valuation of Questra as a result of a recent new round of venture capital funding in which the Company's equity interest in Questra was substantially diluted and investors, other than the Company, received preferential liquidation rights. The impairment loss, net of tax benefit, was $1.2 million or $0.06 per diluted share. (See Note 5 to the Consolidated Financial Statements)

Provision for Income Taxes. Historically, through the date of the IPO, the Company had been included in the consolidated federal income tax returns of The Dun & Bradstreet Corporation and Cognizant Corporation. The Company's provision for income taxes in the consolidated statements of income reflects the federal and state income taxes calculated on the Company's stand-alone basis. The provision for income taxes increased from $10.6 million in 2000 to $13.2 million in 2001, with an effective tax rate of 37.4% in both years. The provision for income taxes reflects the Company's intent to repatriate earnings from its Indian subsidiary.

Net Income. Net income increased from approximately $17.7 million in 2000 to $22.2 million in 2001, representing approximately 12.9% and 12.5% as a percentage of revenues, respectively. The lower percentage in 2001 reflects the one-time write-off of the Company's investment in Questra, discussed previously.

RESULTS BY BUSINESS SEGMENT

The Company, operating globally, provides software services for medium and large businesses. North American operations consist primarily of software services in the United States and Canada. European operations consist of software services principally in the United Kingdom. Asian operations consist of software services principally in India. The Company is managed on a geographic basis. Accordingly, regional sales managers, sales managers, account managers, project teams and facilities are segmented geographically and decisions by the Company's chief operating decision maker regarding the allocation of assets and assessment of performance are based on such geographic segmentation.

North American Segment

Revenue. Revenue increased by 32.6%, or approximately $37.5 million, from approximately $114.9 million during 2000 to approximately $152.4 million in 2001. The increase in revenue was attributable primarily to increased market awareness and acceptance of the on-site/off-shore software delivery model, as well as sales and marketing activities directed at the U.S. market for the Company's services.

Income from Operations. Income from operations increased 39.3%, or approximately $8.6 million, from approximately $21.9 million during 2000 to approximately $30.5 million during 2001. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

European Segment

Revenue. Revenue increased by 10.2%, or approximately $2.1 million, from approximately $21.0 million during 2000 to approximately $23.1 million in 2001. The increase in revenue was attributable to the Company's sales and marketing activities in the United Kingdom, partially offset by weak demand for the Company's services elsewhere in Europe.

Income from Operations. Income from operations increased 16.0%, or approximately $0.6 million, from approximately $4.0 million during 2000 to $4.6 million during 2001. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Asian Segment

Revenue. Revenue increased by 98.6%, or $1.1 million, from $1.1 million during 2000 to $2.2 million in 2001. The increase in revenue was attributable primarily to the Company's success in India providing software services to domestic Indian companies as well as to Indian divisions of the Company's multi-national clients.

Income from Operations. Income from operations increased 109.3%, or approximately $0.2 million, from approximately $0.2 million during 2000 to $0.5 million during 2001. The increase in operating income was attributable primarily to increased revenues.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue. Revenue increased by 54.1%, or $48.1 million, from $88.9 million during 1999 to $137.0 million in 2000. This increase resulted primarily from a $61.5 million (82.0%) increase in application development and integration, application management, re-engineering and other services partially offset by an approximately $13.4 million (96.5%) decrease in Year 2000 compliance services. The percentage of revenues derived from unrelated parties increased from 83.3% during 1999 to 89.6% during 2000. This increase resulted from the Company's continued effort to pursue unaffiliated third-party customers and expanded service offerings to existing unaffiliated customers. For statement of operations purposes, revenues from related parties only include revenues recognized during the period in which the related party was affiliated with the Company. During 2000, sales to related party customers accounted for 10.4% of revenues and no third party accounted for greater than 10% of revenues. During 1999, sales to related party customers accounted for 16.7% of revenues and one third-party customer accounted for 17.4% of revenues.

Gross profit. The Company's cost of revenues increased by 52.6%, or $24.3 million, from $46.2 million during 1999 to $70.4 million during 2000. The increase was due primarily to the increased cost resulting from the increase in the number of the Company's technical professionals from approximately 2,000 employees at December 31, 1999 to approximately 2,800 employees at December 31, 2000. The increased number of technical professionals is a direct result of greater demand for the Company's services. The Company's gross profit increased by 55.8%, or approximately $23.9 million, from approximately $42.7 million during 1999 to approximately $66.6 million during 2000. Gross profit margin increased from 48.1% of revenues during 1999 to 48.6% of revenues during 2000. The increase in such gross profit margin was primarily attributable to the increased third-party revenue and the shift toward newer, higher margin customers.

Selling, general and administrative expenses. Selling, general and administrative expenses, including depreciation and amortization, increased by 55.1%, or $14.4 million, from $26.1 million during 1999 to $40.5 million during 2000, and increased as a percentage of revenue from approximately 29.4% to 29.5%, respectively. The increase in such expenses in absolute dollars and as a percentage of revenue was primarily due to expenses incurred to expand the Company's sales and marketing activities and increased infrastructure expenses to support the Company's revenue growth.

Income from Operations. Income from operations increased 57.0%, or approximately $9.5 million, from approximately $16.6 million during 1999 to approximately $26.1 million during 2000, representing approximately 18.7% and 19.1% of revenues, respectively. The increase in operating margin was primarily attributable to the increased third-party revenue and the shift toward newer, higher margin customers.

Other Income. Interest income increased by approximately 109.7%, from $1.3 million during 1999 to approximately $2.6 million during 2000. The increase in such interest income was attributable primarily to generally higher operating cash balances. The Company recognized a net foreign currency exchange loss of approximately $538,000 during 2000, as a result of the effect of changing exchange rates on the Company's transactions.

Provision for Income Taxes. The Company's provision for income taxes in the consolidated statements of income reflects the federal and state income taxes calculated on the Company's stand alone basis. The provision for income taxes increased from $6.7 million in 1999 to $10.6 million in 2000, with an effective tax rate of 37.4% in both 1999 and 2000.

Net Income. Net income increased from approximately $11.2 million in 1999 to approximately $17.7 million in 2000, representing approximately 12.6% and 12.9% as a percentage of revenues, respectively.

RESULTS BY BUSINESS SEGMENT

North American Segment

Revenue. Revenue increased by 61.5%, or approximately $43.8 million, from approximately $71.2 million during 1999 to approximately $114.9 million in 2000. The increase in revenue was attributable primarily to increased market awareness and acceptance of the on-site/offshore software delivery model, as well as sales and marketing activities directed at the U.S. market for the Company's services.

Income from Operations. Income from operations increased 64.4%, or approximately $8.6 million, from approximately $13.3 million during 1999 to approximately $21.9 million during 2000. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

European Segment

Revenue. Revenue increased by 20.8%, or approximately $3.6 million, from approximately $17.4 million during 1999 to approximately $21.0 million in 2000. The increase in revenue was attributable the Company's sales and marketing activities in the United Kingdom.

Income from Operations. Income from operations increased 23.1%, or approximately $0.7 million, from approximately $3.2 million during 1999 to approximately $4.0 million during 2000. The increase in operating income was attributable primarily to increased revenues and achieving leverage on prior sales and marketing investments.

Asian Segment

Revenue. Revenue increased by 199.2%, or $0.8 million, from approximately $0.4 million during 1999 to approximately $1.2 million in 2000. The increase in revenue was attributable primarily to the Company's success in India providing software services to domestic Indian companies.

Income from Operations. Income from operations increased 100%, or approximately $0.1 million, from approximately $0.1 million during 1999 to approximately $0.2 million during 2000. The increase in operating income was attributable primarily to increased revenues.

LIQUIDITY AND CAPITAL RESOURCES

Historically, through the date of the IPO, the Company's primary sources of funding had been cash flow from operations and intercompany cash transfers with its majority owner and controlling parent company Cognizant Corporation and IMS Health. In June 1998, the Company consummated its initial public offering of 5,834,000 shares of its Class A Common Stock at a price to the public of $5.00 per share, of which 5,000,000 shares were issued and sold by the Company and 834,000 shares were sold, at that time, by Cognizant Corporation. The net proceeds to the Company from the offering were approximately $22.4 million after $845,000 of direct expenses. The funds received by the Company from the initial public offering were invested in short-term, investment grade, interest bearing securities, after the Company used a portion of the net proceeds to repay approximately $6.6 million of then-existing non-trade related party balances to Cognizant Corporation. The Company has used and plans to use the remainder of the net proceeds from the offering as well as other cash for (i) expansion of existing operations, including its offshore software development centers; (ii) continued development of new service lines and possible acquisitions of related businesses including cost and equity investments; and (iii) general corporate purposes including working capital.

Net cash provided by operating activities was approximately $32.1 million, $30.2 million and $19.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in 2001 as compared to the prior year resulted primarily from increased tax benefits related to stock plans, increased depreciation and amortization, a smaller increase in accounts receivable and increased net income, offset, in part, by decreased levels of year-end accrued liabilities and accounts payable, due primarily to the timing of payments. The increase for 2000 compared to 1999 results primarily from increased levels of accrued liabilities and accounts payable, increased net income and an increase in deferred taxes, partially offset, in part, by increases in accounts receivable and other current assets. Trade accounts receivable increased from $10.0 million at December 31, 1999 to $20.5 million at December 31, 2000 and to $22.5 million at December 31, 2001. Unbilled accounts receivable increased from $1.1 million at December 31, 1999 to $1.9 million at December 31, 2000 and to $5.4 million at December 31, 2001. The increase in trade accounts receivable during 2001 was due primarily to increased revenue. The increase in unbilled accounts receivable in 2001 compared to prior years was primarily related to the increase in the percentage of revenues derived from fixed bid contracts and the related timing of contractual billings. The Company monitors turnover, aging and the collection of accounts receivable through the use of management reports which are prepared on a customer basis and evaluated by the Company's finance staff. At December 31, 2001, the Company's day's sales outstanding, including unbilled receivables, was approximately 59 days, as compared to 50 days and 43 days at December 31, 2000 and 1999.

The Company's investing activities used net cash of $14.9 million, $12.6 million and $5.9 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in 2001 compared to 2000 primarily reflects the Company's increased purchases of land, buildings and equipment to expand the Company's offshore development infrastructure. The increase in 2000 of net cash used in investing activities compared to 1999 primarily reflects an increase in purchases of property and equipment.

In June 2000, the Company announced a strategic relationship with Trident Capital, a leading venture capital firm, to jointly invest in emerging e-business service and technology companies. In accordance with this strategy, the Company invested approximately $2 million in Questra Corporation, an e-business software and consulting firm headquartered in Rochester, New York, in return for an initial 5.8% equity interest. Trident Capital also independently made a direct investment in Questra Corporation. Based upon an implied valuation of Questra as a result of a recent new round of venture capital funding in which the Company's equity interest in Questra was substantially diluted and investors, other than the Company, received preferential liquidation rights, the Company recorded an impairment loss for the full $2.0 million original investment in recognition of an other than temporary impairment. The Company's investment is being accounted for under the cost basis of accounting. (See Note 5 to the Consolidated Financial Statements.)

The Company's financing activities provided net cash of $6.0 million, $1.8 million and $0.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in each year was primarily related to a higher level of cash proceeds from the exercise of stock options and employee purchases of stock.

The Company believes that its available funds and the cash flows expected to be generated from operations, will be adequate to satisfy its current and planned operations and needs for at least the next 12 months. The Company's ability to expand and grow its business in accordance with current plans, to make acquisitions and form joint ventures and to meet its long-term capital requirements beyond this 12-month period will depend on many factors, including the rate, if any, at which its cash flow increases, its ability and willingness to accomplish acquisitions and joint ventures with capital stock and the availability to the Company of public and private debt and equity financing. The Company cannot be certain that additional financing, if required, will be available on terms favorable to it, if at all.

At December 31, 2001 and 2000, the Company had cash and cash equivalents of approximately $85 million and $62 million, respectively. As of December 31, 2001 and 2000 the Company had no significant third party debt. The Company had working capital of approximately $95.6 and $61.5 million at December 31, 2001 and 2000, respectively. Accordingly, the Company does not anticipate any near-term liquidity issues.

As of December 31, 2001, the Company has entered into fixed capital commitments related to its India development center expansion program of approximately $10.7 million, of which $7.6 million has been spent to date. The multi-phase program will encompass the construction of three fully owned development centers containing approximately 600,000 square feet of space in Pune, Chennai and Calcutta. Total costs related to this program are expected to be approximately $35.6 million, which the Company expects to fund internally.

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2010. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Approximate future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2001 are as follows:

2002	$4.8 million
2003	4.3 million
2004	2.8 million
2005	1.4 million
2006	0.8 million
Thereafter	2.0 million
Total minimum lease payments	$16.1 million

The Company does not engage in hedging activities nor has it entered into transactions, arrangements or other relationships with unconsolidated entities or other persons that are likely to affect liquidity or the availability of or requirements for capital resources.

Related Party Transactions and Transactions with Affiliates

As indicated in Notes 1 and 10 to the consolidated financial statements, the Company has entered into various agreements with IMS Health, who owned a majority and controlling interest in the outstanding Common Stock of the Company (58.3%) and held approximately 93.3% of the combined voting power of the Company's Common Stock at December 31, 2001.

IMS Health currently provides the Company with certain administrative services, including payroll and payables processing and permits the Company to participate in IMS Health's business insurance plans. In prior periods, IMS Health provided certain other services such as tax planning and compliance, which have now been transitioned to the Company. Costs for all periods prior to the Company's IPO were allocated to the Company based on utilization of certain specific services. All subsequent services were performed and charged to the Company under the CTS/IMS Health intercompany services agreement that was negotiated between the parties on an arms length basis.

The Company and IMS Health have entered into Master Services Agreements pursuant to which the Company provides IT services to IMS Health. The IT services are provided to IMS Health on terms that are comparable to unrelated third parties. The same is true for IT services provided to former affiliates of D&B and Cognizant Corporation, former parents of the Company, and former and present affiliates of IMS Health. In 2001, the Company recognized related party revenues totaling $18.8 million for services performed for IMS Health. In 2000, the Company recognized related party revenues totaling $14.3 million including revenues from IMS Health and Strategic Technologies (through August 30, 2000). In 1999, the Company recognized related party revenues totaling $14.8 million including revenues from IMS Health and Strategic Technologies.

In December 2001, the Company paid IMS Health a one-time fee of approximately $825,000 under an alliance agreement in which the Company was named "vendor of choice" for IT services to the pharmaceutical industry. This agreement was negotiated between the parties on an arms-length basis.

In addition, the Company has a certain relationship with Erisco, which is now a wholly owned subsidiary of The Trizetto Group, Inc. ("Trizetto"). As of December 31, 2001, IMS Health owned approximately 26.8% of the outstanding common stock of Trizetto. During 2001 the Company recorded revenues from Erisco of approximately $401,000 and payments to Erisco for commissions and marketing fees of approximately $1.0 million.

Foreign Currency Translation

The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars at current exchange rates and revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For the Company's Indian subsidiary, the functional currency is the U.S. dollar since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars; and there is a high volume of intercompany transactions denominated in U.S. dollars between the Indian subsidiary and the Company's U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. A portion of the Company's costs in India are denominated in local currency and subject to exchange fluctuations, which has not had any material effect on the Company's results of operations.

Effects of Inflation

The Company's most significant costs are the salaries and related benefits for its programming staff and other professionals. Competition in India and the United States for professionals with advanced technical skills necessary to perform the services offered by the Company have caused wages to increase at a rate greater than the general rate of inflation. As with other IT service providers, the Company must adequately anticipate wage increases, particularly on its fixed-price contracts. There can be no assurance that the Company will be able to recover cost increases through increases in the prices that it charges for its services in the United States and elsewhere.

Recent Accounting Pronouncements

During 2000 and 2001, various new accounting pronouncements were issued which may impact the Company's financial statements. (See Note 2 to the Consolidated Financial Statements.)

Forward Looking Statements

The statements contained in this Annual Report that are not historical facts are forward-looking statements (within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. From time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in various filings made by the Company with the Securities and Exchange Commission, or press releases or oral statements made by or with the approval of an authorized executive officer of the Company. These forward-looking statements, such as statements regarding anticipated future revenues, contract percentage completions, capital expenditures, and other statements regarding matters that are not historical facts, involve predictions. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Potential risks and uncertainties that could affect the Company's future operating results include, but are not limited to: (i) the significant fluctuations of the Company's quarterly operating results caused by a variety of factors, many of which are not within the Company's control, including (a) the number, timing, scope and contractual terms of software development and maintenance projects, (b) delays in the performance of projects, (c) the accuracy of estimates of costs, resources and time to complete projects, (d) seasonal patterns of the Company's services required by customers, (e) levels of market acceptance for the Company's services, and (f) the hiring of additional staff; (ii) changes in the Company's billing and employee utilization rates; (iii) the Company's ability to manage its growth effectively, which will require the Company (a) to increase the number of its personnel, particularly skilled technical, marketing and management personnel, and (b) to continue to develop and improve its operational, financial, communications and other internal systems, in the United States, Europe and India; (iv) the Company's limited operating history with unaffiliated customers; (v) the Company's reliance on key customers and large projects; (vi) the highly competitive nature of the markets for the Company's services; (vii) the Company's ability to successfully address the continuing changes in information technology, evolving industry standards and changing customer objectives and preferences; (viii) the Company's reliance on the continued services of its key executive officers and leading technical personnel; (ix) the Company's ability to attract and retain a sufficient number of highly skilled employees in the future; (x) the Company's ability to protect its intellectual property rights; and (xi) general economic conditions. The Company's actual results may differ materially from the results disclosed in such forward-looking statements.

To the Stockholders of Cognizant Technology Solutions Corporation

Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with generally accepted accounting principles. Other financial information in the report to shareholders is consistent with that in the consolidated financial statements.

The Company maintains accounting and internal control systems to provide reasonable assurance at reasonable cost that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing financial statements and maintaining accountability for assets. These systems are augmented by written policies, an organizational structure providing division of responsibilities and careful selection and training of qualified personnel.

The Company engaged PricewaterhouseCoopers LLP, independent accountants, to audit and render an opinion on the consolidated financial statements in accordance with generally accepted auditing standards. These standards include an assessment of the systems of internal controls and tests of transactions to the extent considered necessary by them to support their opinion.

The Board of Directors, through its Audit Committee consisting solely of outside directors of the Company, meets periodically with management and our independent accountants to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

Wijeyaraj Mahadeva
Chairman and Chief Executive Officer

Gordon J. Coburn
Senior Vice President, Chief Financial Officer, Secretary & Treasurer

To the Board of Directors and Stockholders of
Cognizant Technology Solutions Corporation:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cognizant Technology Solutions Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 4, 2002

(in thousands, except par values)	At December 31, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 84,977	$ 61,976
Trade accounts receivable, net of allowances of $882 and $516, respectively	21,063	19,187
Trade accounts receivable – related party	1,481	1,361
Unbilled accounts receivable	5,005	1,941
Unbilled accounts receivable – related party	417	—
Other current assets	4,392	3,758
Total current assets	117,335	88,223
Property and equipment, net of accumulated depreciation of $16,805 and $10,997, respectively	24,339	15,937
Goodwill, net	878	1,195
Investment	—	1,955
Other assets	2,431	2,230
Total assets	$ 144,983	$ 109,540
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 3,652	$ 2,849
Accounts payable-related party	—	8
Accrued expenses and other liabilities	18,046	23,865
Total current liabilities	21,698	26,722
Deferred income taxes	24,493	16,702
Total liabilities	46,191	43,424
Commitments and contingencies (See Notes 11 and 12 to the Consolidated Financial Statements)		
Stockholders'equity:		
Preferred stock, $.10 par value, 15,000 shares authorized, none issued	—	—
Class A common stock, $.01 par value, 100,000 shares authorized, 8,065 and 7,362 shares issued and outstanding at December 31, 2001 and 2000, respectively	80	73
Class B common stock, $.01 par value, 25,000 shares authorized, 11,290 shares issued and outstanding at December 31, 2001 and 2000, respectively	113	113
Additional paid-in capital	39,711	29,094
Retained earnings	59,046	36,886
Cumulative translation adjustment	(158)	(50)
Total stockholders' equity	98,792	66,116
Total liabilities and stockholders' equity	$ 144,983	$ 109,540

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per share data)	Years Ended December 31, 2001	2000	1999
Revenues	$ 158,969	$ 122,758	$ 74,084
Revenues-related party	18,809	14,273	14,820
Total revenues	177,778	137,031	88,904
Cost of revenues	90,848	70,437	46,161
Gross profit	86,930	66,594	42,743
Selling, general and administrative expenses	44,942	35,959	23,061
Depreciation and amortization expense	6,368	4,507	3,037
Income from operations	35,620	26,128	16,645
Other(expense) income:			
Interest income	2,501	2,649	1,263
Impairment loss on investment	(1,955)	—	—
Other (expense) income, net	(767)	(530)	37
Total other (expense) income	(221)	2,119	1,300
Income before provision for income taxes	35,399	28,247	17,945
Provision for income taxes	(13,239)	(10,564)	(6,711)
Net income	$ 22,160	$ 17,683	$ 11,234
Net income per share, Basic	$ 1.17	$ 0.95	$ 0.61
Net income per share, Diluted	$ 1.09	$ 0.87	$ 0.58
Weighted average number of common shares outstanding - Basic	19,017	18,565	18,342
Dilutive effect of shares issuable as of period-end under stock option plans	1,354	1,691	1,074
Weighted average number of common shares - Diluted	20,371	20,256	19,416
Comprehensive Income:			
Net income	$ 22,160	$ 17,683	$ 11,234
Foreign currency translation adjustment	(108)	(41)	2
Total comprehensive income	$ 22,052	$ 17,642	$ 11,236

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Cumulative Translation Adjustment	Total
Balance, December 31, 1998	7,010	$ 70	11,290	$ 113	$ 24,475	$ 7,969	$ (11)	$ 32,616
Translation adjustment	—	—	—	—	—	—	2	2
Exercise of Stock Options	192	2	—	—	549	—	—	551
Tax Benefit related to Option Exercises	—	—	—	—	886	—	—	886
Compensatory Grant	—	—	—	—	340	—	—	340
Less Prior year charge	—	—	—	—	(122)	—	—	(122)
Less Unearned portion	—	—	—	—	(46)	—	—	(46)
Net income	—	—	—	—	—	11,234	—	11,234
Balance, December 31, 1999	7,202	72	11,290	113	26,082	19,203	(9)	45,461
Translation Adjustment	—	—	—	—	—	—	(41)	(41)
Exercise of Stock Options	129	1	—	—	782	—	—	783
Tax Benefit related to Option Exercises	—	—	—	—	1,258	—	—	1,258
Employee Stock Purchase Plan	32	—	—	—	937	—	—	937
Compensatory Grant	—	—	—	—	340	—	—	340
Less Prior year charges	—	—	—	—	(294)	—	—	(294)
Less Unearned portion	—	—	—	—	(11)	—	—	(11)
Net Income	—	—	—	—	—	17,683	—	17,683
Balance, December 31, 2000	7,363	73	11,290	113	29,094	36,886	(50)	66,116
Translation Adjustment	—	—	—	—	—	—	(108)	(108)
Exercise of Stock Options	665	7	—	—	5,131	—	—	5,138
Tax Benefit related to Stock Plans	—	—	—	—	4,633	—	—	4,633
Employee Stock Purchase Plan	37	—	—	—	842	—	—	842
Compensatory Grant	—	—	—	—	340	—	—	340
Less Prior year charges	—	—	—	—	(329)	—	—	(329)
Net Income	—	—	—	—	—	22,160	—	22,160
Balance, December 31, 2001	8,065	$ 80	11,290	$ 113	$ 39,711	$59,046	$ (158)	$98,792

The accompanying notes are an integral part of the consolidated financial statements.

(in thousands)	Years Ended December 31,		
	2001	2000	1999
Cash flows from operating activities:			
Net income	**$ 22,160**	$ 17,683	$ 11,234
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**6,367**	4,507	3,037
Provision/(reduction) for doubtful accounts	**1,837**	572	(31)
Deferred income taxes	**7,791**	6,341	4,258
Impairment loss on investment	**1,955**	—	—
Tax benefit related to option exercises	**4,633**	1,258	886
Changes in assets and liabilities:			
Trade accounts receivable	**(3,833)**	(10,825)	1,068
Other current assets	**(4,115)**	(1,924)	(1,143)
Other assets	**300**	(902)	(116)
Accounts payable	**803**	1,414	(309)
Accrued and other liabilities	**(5,819)**	12,096	562
Net cash provided by operating activities	**32,079**	30,220	19,446
Cash flows used in investing activities:			
Purchase of property and equipment	**(14,953)**	(10,652)	(5,924)
Investment	**—**	(1,955)	—
Net cash used in investing activities	**(14,953)**	(12,607)	(5,924)
Cash flows from financing activities:			
Proceeds from stock plans/compensatory grant	**5,991**	1,755	723
(Payments to) proceeds from related party	**(8)**	8	(24)
Net cash provided by financing activities	**5,983**	1,763	699
Effect of currency translation	**(108)**	(41)	2
Increase in cash and cash equivalents	**23,001**	19,335	14,223
Cash and cash equivalents, at beginning of year	**61,976**	42,641	28,418
Cash and cash equivalents, at end of year	**$ 84,977**	$ 61,976	$ 42,641
Supplemental information:			
Cash paid for income taxes during the year	**$ 3,797**	$ 1,186	$ 2,546

The accompanying notes are an integral part of the consolidated financial statements

(in thousands, except share and per share data)

1. BASIS OF PRESENTATION

Cognizant Technology Solutions Corporation (the "Company" or "CTS") is principally engaged in providing high-quality, cost-effective, full life cycle solutions to complex software development and maintenance requirements that companies face as they transition to e-business. The Company has operations and subsidiaries in India, the United Kingdom, Germany, Canada and the United States. These IT services are delivered through the use of a seamless on-site and offshore consulting project team. These solutions include application development and integration, application management, and re-engineering services.

The Company began its software development and maintenance services business in early 1994 as an in-house technology development center for The Dun & Bradstreet Corporation ("D&B") and its operating units. These operating units principally included A.C.Nielsen, Dun & Bradstreet Information Services, Dun & Bradstreet Software, Erisco, Inc. ("Erisco"), IMS International, Inc. ("IMS International"), NCH Promotional Services, Inc., Nielsen Media Research, Inc. ("Nielsen Media Research"), The Reuben H. Donnelley Corporation, Pilot Software, Inc. ("Pilot Software") and Strategic Technologies, Inc. ("Strategic Technologies"), and a majority interest in Gartner Group, Inc. ("Gartner Group"). In November 1996, the Company, Erisco, IMS International, Nielsen Media Research, Pilot Software, Strategic Technologies and certain other entities, plus a majority interest in Gartner Group, were spun-off from D&B to form Cognizant, the then majority owner and controlling parent of the Company. At that time, ACNielsen was separately spun-off from D&B and Dun & Bradstreet Software was sold to GEAC Software. In 1997, Cognizant sold Pilot Software to a third party.

In 1997, the Company purchased the 24.0% minority interest in its Indian subsidiary from a third party for $3,468 making the Indian subsidiary wholly owned by the Company.

On January 15, 1998, Cognizant announced that it would, subject to certain conditions, reorganize itself (the "Reorganization"), by spinning the Nielsen Media Research business from the rest of its businesses, creating two publicly traded companies, IMS Health Corporation ("IMS Health") and Nielsen Media Research. The reorganization became effective on July 1, 1998. The shares of the Company previously held by Cognizant are now held by IMS Health and all services previously provided to the Company by Cognizant are now being provided by IMS Health.

In June 1998, the Company completed its IPO. (See Note 3 to the Consolidated Financial Statements.) As of December 31, 2001, IMS Health owned a majority and controlling interest in the outstanding Common Stock of the Company (58.3%) and held approximately 93.3% of the combined voting power of the Company's Common Stock.

IMS Health currently provides the Company with certain administrative services, including payroll and payables processing and permits the Company to participate in IMS Health's business insurance plans. In prior periods, IMS Health provided certain other services such as tax planning and compliance, which have now been transitioned to the Company. Certain employees also participate in IMS Health's employee benefit plans. Costs for these services for all periods prior to the IPO were allocated to the Company based on utilization of certain specific services. All subsequent services were performed and charged to the Company under the CTS/IMS Health intercompany services agreement. (See also Note 10 to the Consolidated Financial Statements.)

On February 11, 2000, the Board of Directors declared a 2-for-1 stock split of Class A and Class B Common Stock effected by a 100% dividend payable on March 16, 2000 to stockholders of record on March 2, 2000. The stock split has been reflected in the accompanying financial statements, and all applicable references to the number of outstanding common shares and per share information has been restated. Appropriate adjustments have been made in the exercise price and number of shares subject to stock options. Stockholders' equity account have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par value account to the common stock accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements reflect the consolidated financial position, results of operations and cash flows of the Company and its consolidated subsidiaries as if it were a separate entity for all periods presented. All intercompany transactions are eliminated.

Cash and Cash Equivalents. Cash and cash equivalents primarily include time and demand deposits in the Company's operating bank accounts. The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents.

Investments. Investments in business entities in which the Company does not have control or the ability to exercise significant influence over the operating and financial policies are accounted for under the cost method. Investments are evaluated, at each balance sheet date, for impairment.

(in thousands, except share and per share data)

Property and Equipment. Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Maintenance and repairs are expensed as incurred, while renewals and betterments are capitalized.

Purchased Software. Purchased software that is intended for internal use is capitalized, including the salaries and benefits of employees that are directly involved in the installation of such software. The capitalized costs are amortized on a straight-line method over the lesser of three years or its useful life.

Goodwill. Goodwill represents the excess of the purchase price of the former minority interest in the Company's Indian subsidiary over the fair values of amounts assigned to the incremental net assets acquired. Amortization expense has been recorded using the straight-line method over a period of seven years. Amortization expense was $317 for each of the years ended December 31, 2001, 2000 and 1999. Accumulated amortization was $1,345, $1,028 and $711 at December 31, 2001, 2000 and 1999, respectively. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("FAS 142"), the Company will no longer amortize its remaining goodwill balance for years beginning after December 31, 2001.

Impairment of Long-Lived Assets. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company reviews for impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In general, the Company will recognize an impairment loss when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such an impairment loss is then based on the fair value of the asset.

Revenue Recognition. The Company's services are entered into on either a time-and-materials or fixed-price basis. Revenues related to time-and-material contracts are recognized as the service is performed. Revenues related to fixed-price contracts are recognized as the service is performed using the percentage-of-completion method of accounting, under which the sales value of performance, including estimated earnings thereon, is recognized on the basis of the percentage that each contract's cost to date bears to the total estimated cost. Fixed price contracts are cancellable subject to a specified notice period. All services provided by the Company through the date of cancellation are due and payable under the contract terms. The Company issues invoices related to fixed price contracts based upon achievement of milestones during a project or other contractual terms. Differences between the timing of billings, based upon contract milestones or other contractual terms, and the recognition of revenue, based upon the percentage-of-completion method of accounting, are recognized as either unbilled or deferred revenue. Estimates are subject to adjustment as a project progresses to reflect changes in expected completion costs. The cumulative impact of any revision in estimates is reflected in the financial reporting period in which the change in estimate becomes known and any anticipated losses on contracts are recognized immediately. A reserve for warranty provisions under such contracts, which generally exist for ninety days past contract completion, is estimated and accrued during the contract period.

Unbilled Accounts Receivable. Unbilled accounts receivable represent revenues on contracts to be billed, in subsequent periods, as per the terms of the contracts.

Foreign Currency Translation. The assets and liabilities of the Company's Canadian and European subsidiaries are translated into U.S. dollars from local currencies at current exchange rates and revenues and expenses are translated from local currencies at average monthly exchange rates. The resulting translation adjustments are recorded in a separate component of stockholders' equity. For the Company's Indian subsidiary ("CTS India"), the functional currency is the U.S. dollar, since its sales are made primarily in the United States, the sales price is predominantly in U.S. dollars and there is a high volume of intercompany transactions denominated in U.S. dollars between CTS India and its U.S. affiliates. Non-monetary assets and liabilities are translated at historical exchange rates, while monetary assets and liabilities are translated at current exchange rates. The resulting gain (loss) is included in other income.

Risks and Uncertainties. The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including the recoverability of tangible and intangible assets, disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. The most significant estimates relate to the allowance for doubtful accounts, reserve for warranties, reserves for employee benefits, depreciation of fixed assets and long-lived assets, contingencies and litigation and the recognition of revenue and profits based on the percentage of completion method of accounting for fixed bid contracts. Actual results could vary from the estimates and assumptions used in the preparation of the accompanying financial statements.

All of the Company's software development centers, including a substantial majority of its employees are located in India. As a result, the Company may be subject to certain risks associated with international operations, including risks associated with foreign currency exchange

(in thousands, except share and per share data)

rate fluctuations and risks associated with the application and imposition of protective legislation and regulations relating to import and export or otherwise resulting from foreign policy or the variability of foreign economic conditions. To date, the Company has not engaged in any significant hedging transactions to mitigate its risks relating to exchange rate fluctuations. Additional risks associated with international operations include difficulties in enforcing intellectual property rights, the burdens of complying with a wide variety of foreign laws, potentially adverse tax consequences, tariffs, quotas and other barriers.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company maintains its cash investments with high credit quality financial institutions in investment-grade, short term debt securities and limits the amount of credit exposure to any one commercial issuer.

Income Taxes. Prior to the consummation of the Company's IPO, the Company had been included in the federal and certain state income tax returns of Cognizant and D&B. The provision for income taxes in the Company's consolidated financial statements has been calculated on a separate company basis. Income tax benefits realized by the Company and utilized by Cognizant or D&B are included in stockholders' equity. The Company is no longer included in the consolidated return of its majority owner and controlling parent company, and is required to file separate income tax returns.

On a stand-alone basis, the Company provides for income taxes utilizing the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

CTS India is an export oriented company that is entitled to claim a tax holiday for a period of nine years from April 1995 through March 2004 in respect to its export profits. Under the Indian Income Tax Act of 1961, substantially all of the earnings of the Company's Indian subsidiary are currently exempt from Indian Income Tax as profits are attributable to export operations. However, since management currently intends to repatriate all accumulated earnings from India to the United States, the Company has provided deferred U.S. income taxes on all such Indian undistributed earnings. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as it is the Company's intent to reinvest such earnings. Such income taxes are immaterial.

Net Income Per Share. Basic earnings per share ("EPS") excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS includes all dilutive potential common stock in the weighted average shares outstanding. (See Note 8 to the Consolidated Financial Statements)

Stock-Based Compensation. With respect to stock options granted to employees, SFAS No. 123 "Accounting for Stock-Based Compensation" permits companies to continue using the accounting method promulgated by the Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," to measure compensation or to adopt the fair value based method prescribed by SFAS No. 123. Management has decided to continue to use the provisions of APB 25 and not to adopt SFAS No. 123's accounting provisions, but has included the required pro forma disclosures.

Reclassifications. Certain prior-year amounts have been reclassified to conform with the 2001 presentation.

Recently Issued Accounting Standards. In June 2001, Statement of Financial Accounting Standards No. 141, "Business Combinations" ("FAS 141") and Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" ("FAS 142") were issued. FAS 141 requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. FAS 141 also specifies criteria that intangible assets acquired must meet to be recognized and reported separately from goodwill. The Company does not anticipate that adoption of FAS 141 will have any material effect on the Company's financial position or results of operations. FAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but instead be measured for impairment at least annually, or when events indicate that there may be an impairment. FAS 142 is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 142 in the first quarter of 2002 will not have a material effect on the Company's financial position or results of operations.

In June 2001, Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143") was issued. FAS 143 addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated retirement costs that result from the acquisition, construction, or development and normal operation of a long-lived asset. Upon initial recognition of a liability for an asset retirement obligation, FAS 143 requires an increase in the carrying amount of the related long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the assets use-

(in thousands, except share and per share data)

ful life. FAS 143 is effective for fiscal years beginning after June 15, 2002. The adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.

In August 2001, Statement of Financial Standards No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("FAS 144") was issued. FAS 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets to be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently occurring Events and Transactions." FAS 144 also amends ARB ("Accounting Research Bulletins") No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. FAS 144 retains the fundamental provisions of FAS 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while resolving significant implementation issues associated with FAS 121. Among other things, FAS 144 provides guidance on how long-lived assets used as part of a group should be evaluated for impairment, establishes criteria for when long-lived assets are held for sale, and prescribes the accounting for long-lived assets that will be disposed of other than by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not anticipate, that adoption of FAS 144 will have a material impact on the Company's financial position and results of operations.

3. INITIAL PUBLIC OFFERING

On June 24, 1998, the Company consummated its Initial Public Offering ("IPO") of 5,834,000 shares of its Common Stock at a price of $5.00 per share (on a post-split basis), 5,000,000 of which were issued and sold by the Company and 834,000 of which were sold by Cognizant Corporation ("Cognizant"), the Company's then majority owner and controlling parent company. The net proceeds to the Company from the IPO were approximately $22,407 after $843 of direct expenses. In July 1998, IMS Health (the accounting successor to Cognizant) sold 875,000 shares of Class B Common Stock, which were converted to Class A Common Stock pursuant to an over allotment option granted to the underwriters of the IPO. Of the total net proceeds received by the Company upon the consummation of its IPO, approximately $6,637 was used to repay the related party balance then owed to Cognizant. The related party balance resulted from certain advances to the Company from Cognizant used to purchase the minority interest of the Company's Indian subsidiary and to fund payroll and accounts payable. Concurrent with the IPO, the Company reclassified the amounts in mandatorily redeemable common stock to stockholders' equity as the redemption feature was voided. (See Note 8 to the Consolidated Financial Statements.)

4. SUPPLEMENTAL FINANCIAL DATA

Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Life (Years)	December 31, 2001	December 31, 2000
Buildings	40	$ 3,930	$ 1,544
Computer equipment and purchased software	3	27,160	18,106
Furniture and equipment	5-9	1,958	1,753
Land		1,678	1,580
Leasehold improvements	Various	6,418	3,951
Sub-total		$ 41,144	$ 26,934
Accumulated depreciation and amortization		(16,805)	(10,997)
Property and Equipment - Net		$ 24,339	$ 15,937

Accrued Expenses and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2001	December 31, 2000
Accrued compensation and benefits	$ 7,676	$ 10,581
Deferred revenue	2,696	2,199
Accrued vacation	2,465	1,873
Accrued travel and entertainment	1,705	2,398
Accrued income taxes	-	1,446
Other	3,504	5,368
	$ 18,046	$ 23,865

(in thousands, except share and per share data)

5. INVESTMENT

In June 2000, the Company announced a strategic relationship with Trident Capital, a leading venture capital firm, to jointly invest in emerging e-business service and technology companies. In accordance with this strategy, the Company invested $1,955 in Questra Corporation, an e-business software and consulting firm headquartered in Rochester, New York, in return for a 5.8% equity interest. Trident Capital also independently made a direct investment in Questra Corporation. The Company's investment is being accounted for under the cost basis of accounting.

The Company reviews for impairment certain assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Questra Corporation recently issued Preferred B shares in exchange for $19 million of new venture capital financing. Since the Company did not participate, it's ownership interest in Preferred A shares was reduced from 5.8% to 2.1%. Based on the implied fair value of Questra, as measured by the latest round of financing, and considering the preferential liquidation rights that the Preferred B shareholders received, the Company has concluded that it will not recover its investment in Questra and has recorded an impairment loss of $1,955 to recognize the other than temporary decline in value of its investment.

6. EMPLOYEE BENEFITS

Beginning in 1997, certain U.S. employees of the Company were eligible to participate in Cognizant's and now IMS Health's 401(k) plan. The Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the Company's matching contribution was $0, $31 and $49 for the years ended December 31, 2001, 2000 and 1999, respectively. In 2000, the Company established a 401(k) plan, which certain U.S. employees of the Company became eligible to participate in. The Company matches up to 50.0% of the eligible employee's contribution. The amount charged to expense for the matching contribution was $351 and $195 for the years ended December 31, 2001 and 2000, respectively.

Certain of the Company's employees participate in IMS Health's defined benefit pension plan and a defined contribution plan in the United Kingdom sponsored by the Company. The costs to the Company recognized as postretirement benefit costs and related liabilities were not material to the Company's results of operations or financial position for the years presented. (See Note 10 to the Consolidated Financial Statements.)

CTS India maintains an employee benefit plan that covers substantially all India-based employees. The employees' provident fund, pension and family pension plans are statutory defined contribution retirement benefit plans. Under the plans, employees contribute up to twelve percent of their base compensation, which is matched by an equal contribution by CTS India. Contribution expense recognized was $790, $501 and $338 for the years ended December 31, 2001, 2000 and 1999, respectively.

CTS India also maintains a statutory gratuity plan that is a statutory postemployment benefit plan providing defined lump sum benefits. CTS India makes annual contributions to an employees' gratuity fund established with a government-owned insurance corporation to fund a portion of the estimated obligation. The Company estimates its obligation based upon employees' salary and years of service. Expense recognized by the Company was $902, $511,and $358 for the years ended December 31, 2001, 2000 and 1999, respectively.

7. INCOME TAXES

Income before provision for income taxes consisted of the following for years ended December 31:

	2001	2000	1999
U.S.	**$ 7,236**	$ 7,469	$ 7,553
Non-U.S.	**28,163**	20,778	10,392
Total	**$ 35,399**	$ 28,247	$ 17,945

(in thousands, except share and per share data)

The provision (benefit) for income taxes consists of the following for the years ended December 31:

	2001	2000	1999
U.S. Federal and state:			
Current	$ 2,986	$ 3,276	$ 3,079
Deferred	8,620	6,409	3,354
Total U.S. Federal and state	$ 11,606	$ 9,685	$ 6,433
Non-U.S.:			
Current	$ 1,466	$ 961	$ 315
Deferred	167	(82)	(37)
Total non-U.S.	1,633	879	278
Total	$ 13,239	$ 10,564	$ 6,711

The following table sets forth the significant differences between the U.S. federal statutory taxes and the Company's provision for income taxes for consolidated financial statement purposes:

	2001	2000	1999
Tax expense at U.S. Federal statutory rate	$ 12,390	$ 9,604	$ 6,101
State and local income taxes, net of Federal benefit	361	375	398
Non-deductible Goodwill amortization	111	108	109
Other	377	477	103
Total income taxes	$ 13,239	$ 10,564	$ 6,711

The Company's deferred tax assets (liabilities) are comprised of the following at December 31:

	2001	2000
Deferred tax assets:		
Net operating losses	$ —	$ 120
Timing difference	1,042	367
Net deferred tax assets	1,042	487
Deferred tax liabilities:		
Undistributed Indian income	(25,535)	(17,189)
Total deferred tax liabilities	(25,535)	(17,189)
Net deferred tax liability	$ (24,493)	$ (16,702)

CTS India is an export oriented company that is entitled to claim a tax holiday for a period of nine years from April 1995 through March 2004 in respect to its export profits. Under the Indian Income Tax Act of 1961, substantially all of the earnings of the Company's Indian subsidiary are currently exempt from Indian Income Tax as profits are attributable to export operations. However, since management currently intends to repatriate all accumulated earnings from India to the United States, the Company has provided deferred U.S. income taxes on all such undistributed earnings. Deferred U.S. income taxes on unremitted earnings from other foreign entities have not been provided for as it is the Company's intent to reinvest such earnings. Such income taxes are not material. The Company has determined that the income taxes recorded by the Company would not be materially different in the absence of the current tax exemption and, therefore, the tax exemption had no material effect on earnings per share.

8. CAPITAL STOCK

A. Common Stock. On June 12, 1998, the Company amended and restated its certificate of incorporation to authorize 100,000,000 shares of Class A common stock, par value $.01 per share, 15,000,000 shares of Class B common stock, par value $.01 per share, and 15,000,000 shares of preferred stock, par value $.10 per share, and effected a 0.65 for one reverse stock split. Holders of Class A common stock have one vote per share and holders of Class B common stock have ten votes per share. Holders of Class B common stock are entitled to convert their shares into Class A common stock at any time on a share for share basis. Shares of Class B Common Stock transferred to stockholders of IMS Health in a transaction intended to be on a tax-free basis (a "Tax-Free Spin-Off") under the Code shall not convert to shares of Class A Common Stock upon the occurrence of such Tax-Free Spin-Off. No preferred stock has been issued.

Subsequent to the IPO, the underwriters exercised their right to purchase an additional 875,100 shares of Class A Common Stock. As a result, IMS Health, the majority owner and controlling parent of the Company, converted 875,100 shares of Class B Common stock into Class A Common Stock and subsequently sold such shares.

(in thousands, except share and per share data)

On February 11, 2000, the Board of Directors declared a 2-for-1 stock split of Class A and Class B Common Stock effected by a 100% dividend payable on March 16, 2000 to stockholders of record on March 2, 2000. The stock split has been reflected in the financial statements, and all applicable references to the number of outstanding common shares and per share information has been restated. Appropriate adjustments have been made in the exercise price and number of shares subject to stock options. Stockholders' equity account have been restated to reflect the reclassification of an amount equal to the par value of the increase in issued common shares from the capital in excess of par value account to the common stock accounts.

On May 23, 2000, the stockholders of the Company approved an increase in the number of authorized Class B common Stock from 15,000,000 shares to 25,000,000 shares.

B. Redeemable Common Stock. On July 25, 1997, certain management employees of the Company and its affiliates subscribed and subsequently purchased Common Stock under the "Key Employees Restricted Stock Purchase Plan." These shares were purchased by the employees at the then estimated fair market value of $1.93 per share. Holders of the stock may put, at any time, to the Company their shares at the lower of the purchase price or the share price based on a valuation of the Company at the time of the put. Upon consummation of the IPO, this put right terminated. The Company initially recorded the value of the purchased stock outside the equity section. In 1998, upon the completion of the initial public offering, all redemption conditions were removed, and the shares were reclassified to common stock.

9. EMPLOYEE STOCK OPTION PLANS

In July 1997, CTS adopted a Key Employees Stock Option Plan, which provides for the grant of up to 1,397,500 stock options to eligible employees. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. As a result of the IPO, all options have a life of ten years, vest proportionally over four years and have an exercise price equal to the fair market value of the common stock on the grant date.

In December 1997, CTS adopted a Non-Employee Directors' Stock Option Plan, which provides for the grant of up to 143,000 stock options to eligible directors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. As a result of the IPO, all options have a life of ten years, vest proportionally over two years and have an exercise price equal to the fair market value of the common stock on the grant date.

In March 1998, CTS granted non-qualified stock options to purchase an aggregate of 97,500 shares to CTS's Chairman and Chief Executive Officer at an exercise price of $13.84 per share, an amount less than the then fair market value of the shares on the date of the grant. The Company has recorded the related compensation expense over the vesting period of these options.

In May 1999, CTS adopted the 1999 Incentive Compensation Plan, which provides for the grant of up to 2,000,000 stock options to eligible employees, nonemployee Directors and independent contractors. Options granted under this plan may not be granted at an exercise price less than fair market value of the underlying shares on the date of grant. All options have a life of ten years, vest proportionally over four years, unless specified otherwise, and have an exercise price equal to the fair market value of the common stock on the grant date. On May 23, 2000, the stockholders of the Company approved an increase in the number of shares available for issuance under this plan from 2,000,000 to 3,000,000 shares. On May 30, 2001, the stockholders of the Company approved an increase in the number of shares available for issuance under this plan from 3,000,000 to 6,000,000.

A summary of the Company's stock option activity, and related information is as follows as of December 31, 2001, 2000 and 1999:

	December 31,					
	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,681,312	$ 18.90	2,551,808	$ 8.37	1,370,052	$ 2.93
Granted, Employee Option Plan	—	—	—	—	122,400	$ 13.73
Granted, Directors Option Plan	—	—	—	—	40,000	$ 11.16
Granted, 1999 Incentive Comp. Plan	1,541,600	$ 31.71	1,408,000	$ 37.59	1,277,000	$ 12.58
Exercised	(666,019)	$ 7.71	(129,868)	$ 6.01	(191,494)	$ 2.88
Canceled	(238,352)	$ 37.57	(147,878)	$ 26.43	(66,150)	$ 4.51
Expired	(13,000)	$ 53.70	(750)	$ 12.22	—	—
Outstanding - end of year	4,305,541	$ 24.08	3,681,312	$ 18.90	2,551,808	$ 8.37
Exercisable - end of year	1,192,510	$ 13.99	956,608	$ 5.83	441,902	$ 3.40

(in thousands, except share and per share data)

The following summarizes information about the Company's stock options outstanding and exercisable by price range at December 31, 2001:

Options Outstanding				Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual Life in Years**	**Weighted Average Exercise Price**	**Options**	**Weighted Average Exercise Price**
$1.93 - $1.93	386,404	5.5 years	$ 1.93	386,404	$ 1.93
$3.46 - $5.00	206,532	6.3 years	$ 4.24	162,276	$ 4.04
$5.44 - $8.06	16,500	6.7 years	$ 6.23	5,000	$ 5.96
$10.75 - $15.36	1,064,055	7.4 years	$ 12.39	351,155	$ 12.36
$20.78 - $30.94	1,069,800	9.3 years	$ 28.12	2,000	$ 29.94
$31.50 - $45.50	1,404,250	8.9 years	$ 35.43	229,175	$ 33.35
$47.91 - $68.75	158,000	8.3 years	$ 56.53	56,500	$ 56.89
Total	4,305,541	8.2 years	$ 24.08	1,192,510	$ 13.99

Compensation cost recognized by the Company under APB 25 was $11, $35 and $172 for 2001, 2000 and 1999, respectively.

Had compensation cost for the Company's stock-based compensation plans, as well as the IMS Health options held by certain executive officers (See Note 10 to the Consolidated Financial Statements), been determined based on the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	Years Ended December 31,		
	2001	2000	1999
Net income			
As reported	**$ 22,160**	$ 17,683	$ 11,234
Pro forma	**$ 15,033**	$ 12,815	$ 10,047
As reported			
Net income per share, basic	**$1.17**	$0.95	$0.61
Net income per share, diluted	**$1.09**	$0.87	$0.58
Pro forma			
Net income per share, basic	**$0.79**	$0.69	$0.55
Net income per share, diluted	**$0.74**	$0.63	$0.52

The pro forma disclosures shown above are not representative of the effects on net income and earnings per share in future years.

For purposes of pro forma disclosures only, the fair value for all Company options was estimated at the date of grant using the Black-Scholes option model with the following weighted average assumptions in 2001; risk-free interest rate of 4.3%, expected dividend yield of 0.0%, expected volatility of 78% and weighted average expected life of 3.0 years. 2000 assumptions; risk-free interest rate of 6.1%, expected dividend yield of 0.0%, expected volatility of 75% and expected life of 3.9 years. 1999 assumptions; risk-free interest rate of 5.6 %, expected dividend yield of 0.0%, expected volatility of 75.0% and expected life of 3.9 years. The weighted-average fair value of the Company's options granted during 2001, 2000 and 1999 was $16.68, $21.71 and $7.45, respectively. The assumptions used in 1999 for IMS Health stock options were: risk-free interest rate of 4.8%, expected dividend yield of 0.3%, expected volatility of 35.0% and expected life of 3.0 years. The assumptions used in 1998 for IMS Health stock options were: risk-free interest rate of 5.5%, expected dividend yield of 0.3%, expected volatility of 25.0% and expected life of 3.0 years. The weighted average fair value of IMS Health stock options granted to certain executive officers in 1998 was $7.14 and in 1999 was $9.99.

(in thousands, except share and per share data)

10. RELATED PARTY TRANSACTIONS AND TRANSACTIONS WITH AFFILIATES

Revenues. The Company and IMS Health have entered into Master Services Agreements pursuant to which the Company provides IT services to IMS Health. In 2001, the Company recognized related party revenues totaling $18,809 including revenues from IMS Health. In 2000, the Company recognized related party revenues totaling $14,273 including revenues from IMS Health and Strategic Technologies (through August 30, 2000). In 1999, the Company recognized related party revenues totaling $14,820 including revenues from IMS Health and Strategic Technologies.

Affiliated Agreements. In 1997, the Company entered into various agreements with Cognizant which were assigned to IMS Health as part of the 1998 Reorganization. The agreements include an Intercompany Services Agreement for services provided by IMS Health such as payroll and payables processing, tax, real estate and risk management services, a License Agreement to use the "Cognizant" trade name and an Intercompany Agreement. On July 1, 1998, IMS Health transferred all of its rights to the "Cognizant" name and related trade and service marks to the Company.

Services. IMS Health currently provides the Company with certain administrative services, including payroll and payables processing and permits the Company to participate in IMS Health's business insurance plans. In prior periods, IMS Health provided certain other services such as tax planning and compliance, which have now been transitioned to the Company. All services were performed under the CTS/IMS Health intercompany services agreement. Total costs charged to the Company by IMS Health in connection with these services were $440, $254 and $350 for the years ended December 31, 2001, 2000 and 1999, respectively.

In December 2001, the Company paid IMS Health a one-time fee of approximately $825 under an alliance agreement in which the Company was named "vendor of choice" for IT services to the pharmaceutical industry.

Intercompany receivables/payables to IMS Health at December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Proceeds from (payments to), net	—	$8	$(24)

In addition, the Company has a certain relationship with the former Erisco Managed Care Technologies ("Erisco"), which is now a wholly owned subsidiary of The Trizetto Group, Inc. ("Trizetto"). As of December 31, 2001, IMS Health owned approximately 26.8% of the outstanding common stock of Trizetto. During 2001 the Company recorded revenues from Erisco of approximately $401 and payments to Erisco for commissions and marketing fees of approximately $1,012.

Pension Plans. Certain U.S. employees of the Company participate in IMS Health's defined benefit pension plans. The plans are cash balance pension plans under which six percent of creditable compensation plus interest is credited to the employee's retirement account on a monthly basis. The cash balance earns monthly investment credits based on the 30-year Treasury bond yield. At the time of retirement, the vested employee's account balance is actuarially converted into an annuity. The Company's cost for these plans is included in the allocation of expense from IMS Health for employee benefits plans.

Stock Options. In November 1996, in consideration for services to the Company, Cognizant Corporation granted an executive officer and director of the Company options to purchase an aggregate of 114,900 shares (on a pre-split basis) of the common stock of Cognizant Corporation at an exercise price of $33.38 per share. Such executive officer and director agreed to forfeit options to purchase 58,334 shares (on a pre-split basis) of Cognizant Corporation common stock upon the consummation of the Company's initial public offering. In July 1998, IMS Health granted an executive officer options to purchase an aggregate of 8,158 shares (on a pre-split basis) of the common stock of IMS Health at an exercise price of $30.17 per share. All remaining such options have since been converted into options to purchase the common stock of IMS Health as a result of the Reorganization that occurred on July 1, 1998, the two-for-one split of IMS Health stock that occurred on January 15, 1999, the distribution of Gartner Group shares that occurred on July 26, 1999 and the distribution of Synavant Inc. (formerly known as Strategic Technologies) shares that occurred on August 30, 2000. At December 31, 2001 after adjusting for the Reorganization, the split of IMSH stock and the distribution of Gartner Group and Synavant Inc. shares, such officer had 143,687 options in IMS Health outstanding at a weighted average exercise price of $14.47 per share. At December 31, 2001, 127,470 options were exercisable.

In November 1996, Cognizant Corporation granted an executive officer options to purchase an aggregate of 60,000 shares (on a pre-split basis) of the common stock of Cognizant Corporation at an exercise price of $33.38 per share. In addition, in November 1996, such executive

(in thousands, except share and per share data)

officer was granted options to purchase an aggregate of 20,000 shares (on a pre-split basis) of the common stock of Cognizant Corporation at an exercise price of $33.38 per share, which was equal to the fair market value at the grant date, by paying ten percent of the option exercise price as an advance payment toward such exercise. The unvested portion of such advance payment is refundable under certain conditions. The remaining 90 percent is payable at exercise. In July 1998, IMS Health granted an executive officer options to purchase an aggregate of 9,106 shares (on a pre-split basis) of the common stock of IMS Health at an exercise price of $30.17 per share. All remaining such options have since been converted into options to purchase the common stock of IMS Health as a result of the Reorganization, the two-for-one split of IMS Health stock, the distribution of Gartner Group and Synavant Inc. shares discussed above. At December 31, 2001, after adjusting for the Reorganization, the split of IMSH stock and the distribution of Gartner Group and Synavant Inc. shares, such officer had 68,222 options in IMS Health outstanding at a weighted average exercise price of $17.07 per share. At December 31, 2001, 39,326 options were exercisable.

11. COMMITMENTS

As of December 31,2001, the Company has entered into fixed capital commitments related to its India development center expansion program of approximately $10.7 million, of which $7.6 million has been spent to date.

The Company leases office space and equipment under operating leases, which expire at various dates through the year 2010. Certain leases contain renewal provisions and generally require the Company to pay utilities, insurance, taxes, and other operating expenses. Future minimum rental payments under operating leases that have initial or remaining lease terms in excess of one year as of December 31, 2001 are as follows:

2002	$4,761
2003	4,296
2004	2,819
2005	1,400
2006	785
Thereafter	2,033
Total minimum lease payments	$16,094

Rental expense totaled $3,175, $3,472, and $1,823 for years ended December 31, 2001, 2000 and 1999, respectively.

12. CONTINGENCIES

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the outcome of such claims and legal actions, if decided adversely, is not expected to have a material adverse effect on the Company's business, financial condition and results of operations. Additionally, many of the Company's engagements involve projects that are critical to the operations of its customers' business and provide benefits that are difficult to quantify. Any failure in a customer's computer system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. Although the Company attempts to contractually limit its liability for damages arising from negligent acts, errors, mistakes, or omissions in rendering its software development and maintenance services, there can be no assurance that the limitations of liability set forth in its contracts will be enforceable in all instances or will otherwise protect the Company from liability for damages. Although the Company has general liability insurance coverage, including coverage for errors or omissions, there can be no assurance that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. The successful assertion of one or more large claims against the Company that exceed available insurance coverage or changes in the Company's insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, would have a material adverse effect on the Company's business, results of operations and financial condition.

(in thousands, except share and per share data)

13. SEGMENT INFORMATION

The Company, operating globally, provides software services for medium and large businesses. North American operations consist primarily of software services in the United States and Canada. European operations consist of software services principally in the United Kingdom. Asian operations consist of software services principally in India. The Company is managed on a geographic basis. Accordingly, regional sales managers, sales managers, account managers, project teams and facilities are segmented geographically and decisions by the Company's chief operating decision maker regarding the allocation of assets and assessment of performance are based on such geographic segmentation.

In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." Information about the Company's operations and total assets in North America, Europe and Asia for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Revenues (1) (1a)			
North America (2)	$152,422	$114,932	$71,171
Europe (3)	23,092	20,959	17,352
Asia	2,264	1,140	381
Consolidated	$177,778	$137,031	$88,904
Operating income (1)			
North America (2)	$30,536	$21,918	$13,328
Europe (3)	4,632	3,994	3,245
Asia	452	216	72
Consolidated	$35,620	$26,128	$16,645
Identifiable assets			
North America (2)	$88,328	$71,464	$43,671
Europe (4)	5,322	7,293	3,408
Asia	51,333	30,783	21,947
Consolidated	$144,983	$109,540	$69,026

(1) Revenues and resulting operating income are attributed to regions based upon customer location.

(1a) Application development and integration services represented approximately 32.3%, 46.1% and 42.9% of revenues in 1999, 2000 and 2001, respectively. Application management services accounted for 44.0%, 47.0% and 51.8% of revenues in 1999, 2000 and 2001, respectively. Year 2000 compliance services represented approximately 15.6% of revenues in 1999.

(2) Substantially all relates to operations in the United States.

(3) Includes revenue from operations in the United Kingdom of $18,129, $13,718, and $9,933 for the year ended December 31, 2001, 2000 and 1999, respectively.

(4) Includes identifiable assets in the United Kingdom of $5,184, $7,012, and $3,325 at December 31, 2001, 2000 and 1999, respectively.

During 1999, 2000 and 2001, the Company's top five customers accounted for, in the aggregate, 57.3%, 39.5% and 34.7% of revenues, respectively. The Company's ten largest customers accounted for, in the aggregate, approximately 75.3%, 59.1% and 53.0% of the Company's revenues in 1999, 2000 and 2001, respectively. In 2001, sales to related party customers accounted for 10.6% of revenues. No third party customer accounted for sales in excess of 10% of revenues in 2000. In 2000, sales to related party customers accounted for 10.4% of revenues. No third party customer accounted for sales in excess of 10% of revenues in 2000. In 1999, sales to related party customers accounted for 16.7% of revenues and one third party customer accounted for 17.4% of revenues. For statement of operations purposes, revenues from related parties only include revenues recognized during the period in which the related party was affiliated with the Company.

Quarterly Financial Data (Unaudited)

(in thousands, except per share data)	Three Months Ended				
2001	March 31	June 30	Sept. 30	Dec. 31	Full Year
Operating Revenue	$43,404	$45,411	$45,502	$43,461	$177,778
Gross Profit	$21,035	$22,030	$22,393	$21,472	$86,930
Income from Operations	$8,389	$8,874	$9,323	$9,034	$35,620
Net Income	$5,565	$5,847	$6,108	$4,640	$22,160
Earnings Per Share of Common Stock					
Basic	$0.30	$0.31	$0.32	$0.24	$1.17
Diluted	$0.28	$0.29	$0.30	$0.23	$1.09[(1)]

	Three Months Ended				
2000	March 31	June 30	Sept. 30	Dec. 31	Full Year
Operating Revenue	$27,070	$31,801	$37,107	$41,053	$137,031
Gross Profit	$13,131	$15,425	$17,997	$20,041	$66,594
Income from Operations	$5,123	$6,041	$7,079	$7,885	$26,128
Net Income	$3,461	$4,017	$4,785	$5,420	$17,683
Earnings Per Share of Common Stock					
Basic	$0.19	$0.22	$0.26	$0.29	$0.95[(1)]
Diluted	$0.17	$0.20	$0.24	$0.27	$0.87[(1)]

(1) The sum of the quarterly earnings per share does not equal full year earnings per share due to rounding.

Selected Consolidated Financial Data

The following table sets forth selected consolidated historical financial data of the Company as of the dates and for the periods indicated. The selected consolidated financial data set forth below for the Company as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 have been derived from the audited financial statements included elsewhere herein. The selected consolidated financial data set forth below for the Company as of December 31, 1997, 1998 and 1999 and for each of the years ended December 31, 1997 and 1998 are derived from the audited financial statements not included elsewhere herein. The selected consolidated financial information for 1999, 2000 and 2001 should be read in conjunction with the Consolidated Financial Statements and the Notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" which are included elsewhere in this Annual Report.

(in thousands, except per share data)	Year Ended December 31,				
	1997	1998	1999	2000	2001
Consolidated Statements of Operations Data:					
Revenues	$ 13,898	$ 45,031	$ 74,084	$ 122,758	$ 158,969
Revenues - related party	10,846	13,575	14,820	14,273	18,809
Total revenues	24,744	58,606	88,904	137,031	177,778
Cost of revenues	14,359	31,919	46,161	70,437	90,848
Gross profit	10,385	26,687	42,743	66,594	86,930
Selling, general and administrative expenses	6,898	15,547	23,061	35,959	44,942
Depreciation and amortization expense	1,358	2,222	3,037	4,507	6,368
Income from operations	2,129	8,918	16,645	26,128	35,620
Other income (expense):					
Interest income	25	638	1,263	2,649	2,501
Impairment loss on Investment	—	—	–	–	(1,955)
Other income (expense) - net	—	83	37	(530)	(767)
Total other income (expense)	25	721	1,300	2,119	(221)
Income before provision for income taxes	2,154	9,639	17,945	28,247	35,399
Provision for income taxes	(581)	(3,606)	(6,711)	(10,564)	(13,239)
Minority interest	(545)	—	—	—	—
Net income	$ 1,028	$ 6,033	$ 11,234	$ 17,683	$ 22,160
Net earnings per share, basic	$ 0.08	$ 0.38	$ 0.61	$ 0.95	$ 1.17
Net earnings per share, diluted	$ 0.08	$ 0.36	$ 0.58	$ 0.87	$ 1.09
Weighted average number of common shares outstanding	13,094	15,886	18,342	18,565	19,017
Weighted average number of common shares and stock options outstanding	13,010	16,538	19,416	20,256	20,371
Consolidated Statements of Financial Position Data:					
Cash and cash equivalents	$ 2,715	$ 28,418	$ 42,641	$ 61,976	$ 84,977
Working capital	5,694	29,416	43,507	61,501	95,637
Total assets	18,298	51,679	69,026	109,540	144,983
Due to related party	6,646	9	—	8	—
Stockholders' equity	3,419	32,616	45,461	66,116	98,792

Directors

Wijeyaraj Mahadeva
Chairman of the Board
and Chief Executive Officer

Robert W. Howe (1) (2)
Chairman and
Chief Executive Officer
ADS Financial Services Solutions

John Klein (1) (2)
Chief Executive Officer
Polarex, Inc.

Venetia Kontogouris
Managing Director
Trident Capital

David M. Thomas
Chairman of the Board
and Chief Executive Officer
IMS Health, Inc.

Robert E. Weissman
Chairman
Shelburne Investments

Thomas M. Wendel (2)
Former Chief Executive Officer
Bridge Information Systems

James C. Malone
Former Chief Financial Officer
IMS Health, Inc.

Board Committees:
(1) Compensation Committee
(2) Audit Committee

Executive Officers

Wijeyaraj Mahadeva
Chairman of the Board
and Chief Executive Officer

Lakshmi Narayanan
President and
Chief Operating Officer

Gordon J. Coburn
Chief Financial Officer
Secretary & Treasurer

Francisco D'Souza
Senior Vice President
North American Operations
and Business Development

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
1-800-937-5449

Independent Accountants

PricewaterhouseCoopers L.L.P.
1301 Avenue of the Americas
New York, NY 10019

Form 10-K

The Company has filed its Annual Report on Form 10-K with the Securities and Exchange Commission. Many of the SEC's 10-K information requirements are satisfied by this 2001 Annual Report to Shareholders. However, a copy of the Form 10-K is available without charge upon request by contacting Investor Relations at the address or phone number listed below.

Common Stock Information

The Company's Class A common stock (CTSH) is listed on the Nasdaq National Market.

Trading for the Company's Class A common stock began June 19, 1998. As of March 11, 2002, there were approximately 36 holders of record of the Company's Class A common stock and 4,778 beneficial holders of the Company's Class A common stock. The Company has never paid dividends on its Class A or Class B common stock and does not anticipate paying any cash dividends in the foreseeable future. The following table sets forth the high and low sales price for the Company's Class A common stock for the calendar periods indicated, as adjusted for the Company's 2 for 1 stock split.

Fiscal 2001	High	Low
1st Quarter	$53.75	$ 27.81
2nd Quarter	$47.60	$ 27.85
3rd Quarter	$46.05	$ 18.25
4th Quarter	$45.71	$ 17.70

Executive Offices

500 Glenpointe Centre West
Teaneck, N.J. 07666
Phone: 201.801.0233
Fax: 201.801.0243

Annual Meeting

The Company's annual meeting for shareholders will be held at 10:00 am on May 29, 2002 at the Company's headquarters, 500 Glenpointe Centre West, Teaneck, New Jersey 07666

Legal Counsel

Hale & Dorr LLP
Counselors at Law
650 College Road East
Princeton, NJ 08540

Internet

Additional company information is available on the World Wide Web:
http//www.cognizant.com

Investor Relations

Requests for financial information should be sent to:
Gordon J. Coburn
Chief Financial Officer
Cognizant Technology Solutions
500 Glenpointe Centre West
Teaneck, NJ 07666
Phone: 201.801.0233

Cognizant
Technology
Solutions

World Headquarters
500 Glenpointe Centre West
Teaneck, New Jersey 07666
phone: 201-801-0233
fax: 201-801-0243
toll free: 1-888-937-3277
www.cognizant.com